UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AVID TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

05367P100

(CUSIP Number)

MerihanTynan
Cove Street Capital LLC
2101 East El Segundo Boulevard, Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05367P100	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 5,612,988
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 6,245,653

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,245,653
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.16%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 05367P100	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000
	8.	SHARED VOTING POWER 5,612,988
	9.	SOLE DISPOSITIVE POWER 10,000
	10.	SHARED DISPOSITIVE POWER 6,245,653

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,255,653
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.19%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 05367P100	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

*This Amendment No.3 relates to shares of common stock, $.01 par value per share (the "Common Stock") of Avid Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 75 Network Drive, Burlington, MA 01803.

Item 2.  Identity and Background.

a) This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Cove Street Capital, LLC (CSC).

b) The address of the principal office of CSC is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245

c) The principal business of CSC is as an Investment Adviser.

d) CSC, nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) CSC, nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company.

Item 3.  Source or Amount of Funds or Other Consideration.

CSC in its capacity as an Investment Adviser will purchase on behalf of its clients. No monies were borrowed for such an acquisition. The aggregate purchase price of the 6,227,317 Shares beneficially owned by CSC is approximately $34,276,837 including brokerage commissions.

Item 4.  Purpose of Transaction.

On February 16, 2018, Avid Technology, Inc. (the “Company”) entered into a standstill agreement (the “Agreement”) with Cove Street Capital, LLC (“Cove Street”), attached as Exhibit 99.1. Under the Agreement, the Company has agreed, prior to the filing of the Company’s definitive proxy statement for its 2018 annual meeting of stockholders (the “2018 Annual Meeting”), to (i) increase the size of its board of directors (the “Board”) from eight to nine directors and (ii) appoint Daniel B. Silvers as a Class III director to serve for a term expiring at the Company’s 2020 annual meeting of stockholders. Upon his appointment as a director, Mr. Silvers will be offered the opportunity to become a member of the Strategy Committee of the Board. Upon serving as a director for one year, Mr. Silvers will be considered for assignment to either the Company’s Compensation Committee or Nominating and Governance Committee. Under the Agreement, Cove Street has agreed that neither it nor any of its affiliates will pay any compensation to Mr. Silvers with respect to his service on the Board or any committee thereof.

In addition, Cove Street has agreed that Mr. Silvers will promptly tender his resignation from the Board (i) upon written notice from the Company that Cove Street materially breached any of its commitments under the Agreement where Cove Street has not cured such breach within 15 business days after such written notice or (ii) prior to the expiration of the Standstill Period (as defined below), if Cove Street and its affiliates beneficially own less than five percent of the Company’s outstanding common stock.

Pursuant to the Agreement, Cove Street is subject to certain standstill restrictions, which prohibit it from, among other things, (i) engaging in any solicitation of proxies or consents with respect to the election or removal of directors; (ii) forming or joining a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to the voting securities of the Company; (iii) making or participating in any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale of a division, sale of substantially all assets, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company or any of its subsidiaries; (iv) seeking, alone or in concert with others, representation on the Board or the removal of any member of the Board; (v) making any stockholder proposal; or (vi) calling a special meeting of stockholders, in each case, subject to certain limited exceptions.

These standstill restrictions terminate upon the earliest to occur of (i) the end of the initial term for which Mr. Silvers is appointed (or such longer period as Mr. Silvers or, in certain circumstances, a replacement director selected pursuant to the Agreement, continues to serve on the Board), (ii) ten calendar days prior to the deadline for the submission of shareholder nominations for the Company’s 2019 annual meeting of stockholders (but only in the event that Mr. Silvers has tendered his resignation on or before such date and such resignation is due to a disagreement with the Board that has been set forth in writing) and (iii) five business days after such date, if any, that Cove Street provides written notice to the Company that the Company materially breached any of its commitments under the Agreement where the Company has not cured such breach within 15 business days after such written notice (such period, the “Standstill Period”).During the Standstill Period, Cove Street has also agreed to vote its shares in favor of the Company’s nominees of existing directors for election to the Board and in accordance with any recommendations of the Board on certain other matters.

The Agreement will terminate upon the expiration of the Standstill Period.

On February 22, 2018, the Issuer issued a press release to announce the Agreement, a copy of which is attached as Exhibit 99.2 and is incorporated by reference herein

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,186,120 Shares outstanding, which is the total number of Shares outstanding as of November 6, 2017 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

Date of Transactions	Buys/Sells	Quantity	Amount	Unit Price
12/28/2017	Buy	3,900.00	21,987.03	5.63
1/18/2018	Sell	3,310.00	18,237.67	5.51
2/5/2018	Buy	6,500.00	31,410.60	4.83
2/6/2018	Sell	2,441.00	11,911.80	4.88
2/22/2018	Buy	71,479.00	343,139.02	4.80
2/23/2018	Buy	28,336.00	138,492.20	4.88

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Exhibit 99.1 On February 16, 2018, Avid Technology, Inc. (the “Company”) entered into a standstill agreement (the “Agreement”) with Cove Street Capital, LLC (“Cove Street”)

Exhibit 99.2 On February 22, 2018, the Issuer issued a press release to announce the Agreement.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Standstill Agreement between Cove Street Capital and Avid Technologies, Inc.

Exhibit 99.2 Press Release issued by Avid Technology, Inc.

CUSIP No. 05367P100	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cove Street Capital, LLC
/s/ Merihan Tynan Signature

Chief Compliance Officer Name/Title

02/23/2018 Date

/s/ Jeffrey Bronchick Signature

Jeffrey Bronchick, CFA Jeffrey Bronchick, Principal + Portfolio Manager